UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4 )

Under the Securities Exchange Act of 1934

BRIGHTPOINT, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
109473405
(CUSIP Number)
Andrew Bennett
Nordic Capital VI Limited
26 Esplanade
St. Helier, Jersey JE2 3QA
Channel Islands
+44-1534-605101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Capital VI Limited
	I.R.S. Identification No. of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,500,000

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		10,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.3%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 79,008,839 shares of common stock outstanding as of August 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on August 6, 2009, net of the 3,000,000 shares purchased by the Issuer as reported in this Amendment No. 4.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: NC Telecom Holding A/S (formerly known as Dangaard Holding A/S)
	I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Denmark

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,500,000

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		10,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.3%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 79,008,839 shares of common stock outstanding as of August 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on August 6, 2009, net of the 3,000,000 shares purchased by the Issuer as reported in this Amendment No. 4.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Capital VI Alpha, L.P.
	I.R.S. Identification No. of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,731,594

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		4,731,594

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,731,594

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.0%*

14.	TYPE OF REPORTING PERSON

	PN
* Based on 79,008,839 shares of common stock outstanding as of August 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on August 6, 2009, net of the 3,000,000 shares purchased by the Issuer as reported in this Amendment No. 4.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Capital VI Beta, L.P.
	I.R.S. Identification No. of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,558,406

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		5,558,406

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,558,406

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%*

14.	TYPE OF REPORTING PERSON

	PN
* Based on 79,008,839 shares of common stock outstanding as of August 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on August 6, 2009, net of the 3,000,000 shares purchased by the Issuer as reported in this Amendment No. 4.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Wholesale Services Limited
	I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,500,000

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		10,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.3%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 79,008,839 shares of common stock outstanding as of August 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on August 6, 2009, net of the 3,000,000 shares purchased by the Issuer as reported in this Amendment No. 4.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Wholesale Services S.a.r.l.
	I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,500,000

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		10,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.3%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 79,008,839 shares of common stock outstanding as of August 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on August 6, 2009, net of the 3,000,000 shares purchased by the Issuer as reported in this Amendment No. 4.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Partner Escrow Holding A/S
	I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Denmark

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,250,000

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		5,250,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.6%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 79,008,839 shares of common stock outstanding as of August 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on August 6, 2009, net of the 3,000,000 shares purchased by the Issuer as reported in this Amendment No. 4.

     This Amendment No. 4 hereby amends and supplements the cover pages and Items 2, 4, 5, 6 and 7 of the statement of beneficial ownership on Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Brightpoint, Inc., an Indiana corporation (“Brightpoint”), filed on August 10, 2007 and amended on June 29, 2009, July 22, 2009 and July 31, 2009 by and on behalf of the Reporting Persons. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 4 have the same meanings ascribed to them in the initial Schedule 13D, as amended.
Item 2. Identity and Background.
     The information set forth in Item 2 is hereby amended and restated to read as follows:
     This Schedule 13D is being filed jointly on behalf of the following persons: (1) Nordic Capital VI Limited, a Jersey company, (2) Nordic Capital VI Alpha, L.P., a Jersey limited partnership, (3) Nordic Capital VI Beta, L.P., a Jersey limited partnership, (4) Nordic Wholesale Services Limited, a Jersey company, (5) Nordic Wholesale Services S.a.r.l., a Luxembourg company, (6) Partner Escrow Holding A/S, a Danish company (“PEH”) and (7) NC Telecom Holding A/S, a Danish company (“NC Telecom” and together with Nordic Capital VI Limited, Nordic Capital VI Alpha, L.P., Nordic Capital VI Beta, L.P., Nordic Wholesale Services Limited, Nordic Wholesale Services S.a.r.l. and PEH, the “Reporting Persons”).
     Nordic Capital VI Limited, in its capacity as general partner of Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., is principally engaged in the business of investment in the securities of companies whose principal businesses are located primarily in the Nordic region. The principal address of Nordic Capital VI Limited is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands. The directors of Nordic Capital VI Limited are Andrew Bennett, Lynda Elliott, Keith Mackenzie, David Rigby, and Clive Spears, all of whom are British citizens. The present principal occupation of each is to act as company director to various companies including Nordic Capital VI Limited, and their business address is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands. In addition, Mr. Bennett is a chartered accountant, Ms. Elliott is a fund administrator and Mr. Rigby and Mr. Spears are retired bankers.
     Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P. are principally engaged in the business of investment in the securities of companies whose principal businesses are located primarily in the Nordic region. The principal address of Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P. is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands.
     Nordic Wholesale Services Limited is an investment holding company. The principal address of Nordic Wholesale Services Limited is 26 Esplanade, St. Helier, Jersey JE2 3QA, Channel Islands. The executive directors of Nordic Wholesale Services Limited are Andrew Bennett and Lynda Elliott, each of whom is a British citizen. The present principal occupation and business address of each is as stated above.
     Nordic Wholesale Services S.a.r.l. is an investment holding company. The principal address of Nordic Wholesale Services S.a.r.l. is 5 Rue Guillaume Kroll, L-1882 Luxembourg.

Please see Appendix A for the names, citizenship, addresses and principal occupations of the directors of Nordic Wholesale Services S.a.r.l.
     NC Telecom is a holding company. The principal address of NC Telecom is c/o NC Advisory A/S, Sankt Annæ Plads 11, DK-1250 Copenhagen K, Denmark. The directors of NC Telecom are Christian Peter Dyvig, Hans Peter Alnor and Michael Haaning, all of whom are Danish citizens. Mr. Dyvig is Chairman of Falck A/S, an ambulance and emergency prevention corporation, whose address is Falck-Huset, Polititorvet, 1780 Copenhagen V, Denmark, and Chairman of Kompan A/S, a playground manufacturer, whose address is Korsvangen, 5750 Ringe, Denmark. Mr. Alnor is the executive officer of NC Telecom with a business address as indicated above. Mr. Haaning is a director of NC Advisory A/S, a private investment firm, whose address is Sankt Annæ Plads 11, 1250 Copenhagen K, Denmark, a director of Kompan A/S, a playground manufacturer, whose address is Korsvangen, 5750 Ringe, Denmark, and a director of EG A/S (formerly EDB Gruppen A/S), an IT services company, whose address is Industrivej Syd 13C, 7400 Herning, Denmark.
     PEH is an investment holding company. The principal address of PEH is c/o NC Advisory A/S, Sankt Annæ Plads 11, DK-1250 Copenhagen K, Denmark. The directors of PEH are Christian Dyvig, Hans Peter Alnor and Steen Pedersen. The citizenship, business addresses and principal occupations of Messrs. Dyvig and Alnor are as stated above. Mr. Pedersen, a Danish citizen, is a management consultant whose principal business address is Ramsherred 27, 6200 Aabenraa, Denmark.
     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction.
     The information set forth in Item 4 is hereby amended and supplemented with the following:
     NC Telecom is currently restructuring and, pursuant to such restructuring, intends to transfer the shares of Brightpoint Common Stock it holds to certain direct and indirect equityholders in NC Telecom that will result in such equityholders holding the Brightpoint Common Stock directly. In addition, pursuant to the Settlement Agreement, discussed in Item 6 below, Mr. Thorleif Krarup, NC Telecom’s designee to the Brightpoint Board, resigned from such board as of October 1, 2009. The Brightpoint Board no longer includes any director designated by NC Telecom.

Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5(a) and (b) is hereby amended and restated to read as follows:
     (a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
     As discussed in Item 4 above, NC Telecom is currently undergoing a restructuring. Currently, NC Telecom directly holds the 10,500,000 shares of Brightpoint Common Stock, which constitute approximately 13.3% of the total outstanding shares of Brightpoint Common Stock based on 79,008,839 shares of common stock outstanding as of August 1, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on August 6, 2009, net of the 3,000,000 shares purchased by the Issuer as reported in this Amendment No. 4. Nordic Capital VI Limited exercises investment discretion and control over the shares directly held by NC Telecom. Nordic Capital VI Limited is the sole general partner of certain limited partnerships that hold approximately 98 percent of the outstanding shares of Nordic Wholesale Services Limited. These limited partnerships are Nordic Capital VI Alpha, L.P., which owns approximately 45.1 percent of the outstanding shares of Nordic Wholesale Services Limited, and Nordic Capital VI Beta, L.P., which owns approximately 52.9 percent of the outstanding shares of Nordic Wholesale Services Limited. Nordic Wholesale Services Limited in turn owns 100 percent of the outstanding shares of Nordic Wholesale Services S.a.r.l. Nordic Wholesale Services S.a.r.l. in turn owns 50 percent of the outstanding shares of NC Telecom. PEH also currently owns 50 percent of the outstanding shares of NC Telecom. Nordic Wholesale Services S.a.r.l. maintains a claim on PEH which may be settled in Brightpoint shares currently held by NC Telecom. Nordic Capital VI Limited is managed by a five-person board, and all board action relating to the voting or disposition of these shares requires approval of the board.
     (c) Pursuant to the Settlement Agreement discussed in Item 6 below, on October 1, 2009, NC Telecom sold to the Issuer 3,000,000 shares of Brightpoint Common Stock held pursuant to the Escrow Agreement for a total purchase price of $15,500,000, or approximately $5.17 per share.
Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth in Item 6 is hereby amended and supplemented with the following:
     On October 1, 2009, NC Telecom, Nordic Wholesale Services S.a.r.l., Nordic Capital Fund VI (consisting of Nordic Capital VI Alpha, L.P., Nordic Capital VI Beta, L.P., Nordic Capital VI Limited, NC VI Limited and Nordic Industries Limited), on the one hand, and the Issuer, on the other hand, entered into an Agreement of Settlement (the “Settlement Agreement”) to settle certain claims by the Issuer for indemnification against NC Telecom under the Stock Purchase Agreement. Pursuant to the Settlement Agreement, NC Telecom sold to the Issuer 3,000,0000 shares of Brightpoint Common Stock held pursuant to the Escrow Agreement for a total purchase price of $15,500,000. The Settlement Agreement amended the Shareholder

Agreement by eliminating the right of NC Telecom to propose up to three director nominees for review and approval by the Corporate Governance and Nominating Committee of the Brightpoint Board. In addition, Mr. Thorleif Krarup, NC Telecom’s designee to the Brightpoint Board, resigned from such board as of October 1, 2009. The parties further released each other from all past, current and future claims arising out of or related to matters under the Stock Purchase Agreement, among other things, prior to October 1, 2009, with certain exceptions. This description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, which is included as Exhibit 7 hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of October 7, 2009, by and among the Reporting Persons.*

2.	Stock Purchase Agreement, dated as of February 19, 2007, by and among Dangaard Holding A/S, a Danish company, Dangaard Telecom A/S, a Danish company and a wholly owned subsidiary of Dangaard Holding A/S, Brightpoint, Inc., an Indiana corporation, and, for purposes of Sections 6.16 and 12.4 only, Nordic Capital Fund VI (consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., Jersey limited partnerships acting through their general partner, Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company) and First, Second and Third Amendments thereto (incorporated by reference to Annex A to Brightpoint, Inc.’s Definitive Proxy Statement on Schedule 14A filed on June 20, 2007).

3.	Shareholder Agreement, dated as of July 31, 2007, by and between Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

4.	Registration Rights Agreement, dated as of July 31, 2007, among Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.2 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

5.	Escrow Agreement, dated as of July 31, 2007, by and among Brightpoint, Inc., Dangaard Holding A/S, and American Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).

6.	Underwriting Agreement, dated as of July 15, 2009, among Brightpoint, Inc., NC Telecom Holding A/S, and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 1.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on July 21, 2009).

7.	Settlement Agreement, dated as of October 1, 2009, by and among Brightpoint, Inc., NC Telecom Holding A/S, Nordic Wholesale Services S.a.r.l., the beneficial owner of NC Holding, and Nordic Capital Fund VI (consisting of Nordic Capital VI Alpha, L.P., Nordic Capital VI Beta, L.P., Nordic Capital VI Limited, NC VI Limited and Nordic Industries Limited).*

*	Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 7, 2009

NORDIC CAPITAL VI LIMITED
By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC CAPITAL VI ALPHA, L.P.
By:	NORDIC CAPITAL VI LIMITED
Its General Partner

By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC CAPITAL VI BETA, L.P.

By:	NORDIC CAPITAL VI LIMITED
Its General Partner

By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC WHOLESALE SERVICES LIMITED
By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC WHOLESALE SERVICES S.A.R.L.
By:	/s/ Ingrid Moinet
	Name:	Ingrid Moinet
	Title:	Class A Manager

PARTNER ESCROW HOLDING A/S
By:	/s/ Hans Peter Alnor
	Name:	Hans Peter Alnor
	Title:	Director

NC TELECOM HOLDING A/S
By:	/s/ Michael Haaning
	Name:	Michael Haaning
	Title:	Director

APPENDIX A
Nordic Wholesale Services S.a.r.l.
Directors

Name	Title	Citizenship	Present Principal Occupation	Business Address

Noëlla Antoine	Class A Manager	Belgium	Chartered Accountant	5 Rue Guillaume, Kroll, L-1882, Luxembourg
Pascale Nutz	Class A Manager	France	Chartered Accountant	5 Rue Guillaume, Kroll, L-1882, Luxembourg
Ingrid Moinet	Class A Manager	Belgium	Chartered Accountant	5 Rue Guillaume, Kroll, L-1882, Luxembourg
Jean Brosnan	Class B Manager	Ireland	Chartered Accountant	26 Esplanade, St. Helier, Jersey, JE2 3QA
Lynda Elliott	Class B Manager	Britain	Fund Administrator	26 Esplanade, St. Helier, Jersey, JE2 3QA